UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Guardant Health, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

40131M109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40131M109	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,712,366 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,712,366 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,712,366 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This statement on Schedule 13G is filed by Khosla Ventures IV, L.P. (“KV IV”), Khosla Ventures IV (CF), L.P. (“KV IV (CF)”), Khosla Ventures Associates IV, LLC (“KVA IV”), VK Services, LLC (“VK Services”), and Vinod Khosla (“Khosla,” together with KV IV, KV IV (CF), KVA IV and VK Services collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

All of the shares are owned by KV IV. Khosla is the managing member of VK Services, which serves as the manager of KVA IV, which serves as the general partner of KV IV. As such, each of KVA IV, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV IV, and each of KVA IV, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)

The percentages set forth on the cover sheets are calculated based on 85,754,101 shares of Common Stock outstanding as of November 16, 2018 as set forth in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 19, 2018 (the “Quarterly Report”).

CUSIP No. 40131M109	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures IV (CF), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 429,132 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 429,132 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 429,132 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares are owned by KV IV (CF). Khosla is the managing member of VK Services, which serves as the manager of KVA IV, which serves as the general partner of KV IV (CF). As such, each of KVA IV, VK Services and Khosla possesses power to direct the voting and disposition of the shares owned by KV IV (CF), and each of KVA IV, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

(3)	The percentages set forth on the cover sheets are calculated based on 85,754,101 shares of Common Stock outstanding as of November 16, 2018 as set forth in the Quarterly Report.

CUSIP No. 40131M109	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Khosla Ventures Associates IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,141,498 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,141,498 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,141,498 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by KVA IV are comprised of Common Stock held by KV IV and KV IV (CF). Khosla is the managing member of VK Services, which serves as the manager of KVA IV, which serves as the general partner of KV IV and KV IV (CF). As such, each of VK Services and Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KVA IV, and each of VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. KVA IV holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 85,754,101 shares of Common Stock outstanding as of November 16, 2018 as set forth in the Quarterly Report.

CUSIP No. 40131M109	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,141,498 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,141,498 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,141,498 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by VK Services are comprised of Common Stock held by KV IV and KV IV (CF). Khosla is the managing member of VK Services, which serves as the manager of KVA IV, which serves as the general partner of KV IV and KV IV (CF). As such, Khosla possesses power to direct the voting and disposition of the shares beneficially owned by VK Services, and Khosla may be deemed to have indirect beneficial ownership of such shares. VK Services holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 85,754,101 shares of Common Stock outstanding as of November 16, 2018 as set forth in the Quarterly Report.

CUSIP No. 40131M109	13G	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,141,498 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,141,498 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,141,498 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

All of the shares beneficially owned by Khosla are comprised of Common Stock held by KV IV and KV IV (CF). Khosla is the managing member of VK Services, which serves as the manager of KVA IV, which serves as the general partner of KV IV and KV IV (CF). As such, Khosla possesses power to direct the voting and disposition of the shares beneficially owned by KV IV and KV IV (CF), and Khosla may be deemed to have indirect beneficial ownership of such shares. Khosla holds no shares of the Issuer directly.

(3)	The percentages set forth on the cover sheets are calculated based on 85,754,101 shares of Common Stock outstanding as of November 16, 2018 as set forth in the Quarterly Report.

CUSIP No. 40131M109	13G	Page 7 of 9 Pages

Item 1(a).	Name of Issuer:

Guardant Health, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

505 Penobscot Drive

Redwood City, California 94063

Item 2(a).	Name of Person(s) Filing:

Khosla Ventures IV, L.P. (“KV IV”)

Khosla Ventures IV (CF), L.P. (“KV IV (CF)”)

Khosla Ventures Associates IV, LLC (“KVA IV”)

VK Services, LLC (“VK Services”)

Vinod Khosla (“Khosla”)

Item 2(b).	Address of Principal Business Office:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

Item 2(c).	Citizenship:

KV IV KV IV CF KVA IV VK Services	Delaware, United States of America Delaware, United States of America Delaware, United States of America Delaware, United States of America
Khosla	United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share.

Item 2(e).	CUSIP Number:

40131M109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

CUSIP No. 40131M109	13G	Page 8 of 9 Pages

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the beneficial ownership of Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2018:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership(1)	Percentage of Class (1, 3)
KV IV (2)	6,712,366	0	6,712,366	0	6,712,366	6,712,366	7.8%
KV IV (CF) (2)	429,132	0	429,132	0	429,132	429,132	0.5%
KVA IV (2)	0	0	7,141,498	0	7,141,498	7,141,498	8.3%
VK Services (2)	0	0	7,141,498	0	7,141,498	7,141,498	8.3%
Khosla (2)	0	0	7,141,498	0	7,141,498	7,141,498	8.3%

(1)

Represents the number of shares of Common Stock and the number of shares of Common Stock issuable upon exercise of options, warrants and other convertible securities that are exercisable within 60 days of the date of this statement on Schedule 13G (“Securities”) currently beneficially owned by the Reporting Persons.

(2)

Khosla is the managing member of VK Services, which serves as the manager of KVA IV, which serves as the general partner of KV IV and KV IV (CF). As such, each of KVA IV, VK Services and Khosla possesses power to direct the voting and disposition of the Securities owned by KV IV and KV IV (CF), and each of KVA IV, VK Services and Khosla may be deemed to have indirect beneficial ownership of such Securities. KVA IV, VK Services, and Khosla hold no Securities of the Issuer directly.

(3)	The percentages set forth above assume calculated based on 85,754,101 shares of Common Stock as of November 16, 2018 as set forth in the Issuer’s Quarterly Report.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 40131M109	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

KHOSLA VENTURES IV, L.P.

By:	Khosla Ventures Associates IV, LLC,
a Delaware limited liability company and general partner of Khosla Ventures IV, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES IV (CF), L.P.

By:	Khosla Ventures Associates IV, LLC,
a Delaware limited liability company and general partner of Khosla Ventures IV (CF), LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES IV, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

Exhibit(s):

99.1: Joint Filing Statement